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SECURIT SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED
MAR 2 5 2005
WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____02/06/04_____ AND ENDING _____12/31/04_____ .
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Principle Advisors, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

239 Prospect Plains Road

(No. and Street)

Monroe	New Jersey	08831
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Girellini   (609) 860-0900
                                                              (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP

(Name – if individual state last, first, middle name)

2700 N. Military Trail	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

PROCESSED
APR 0 4 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, **Anthony Girellini**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Principle Advisors, Inc.**, as of **December 31, 2004** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

The foregoing document was acknowledged before me this _24th_ day of _March_ _2005_

_____
SAMANTHA M. NOVOTNY, Notary Public
My Comm. Expires _Nov. 10, 2008_

This report** contains (check all applicable boxes):

X (a)   Facing page
X (b)   Statement of Financial Condition
X (c)   Statement of Income (Loss)
X (d)   Statement of Changes in Financial Condition
X (e)   Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
___ (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g)   Computation of Net Capital
___ (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
___ (i)   Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j)   A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
___ (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l)   An Oath or Affirmation
___ (m)   A copy of the SICP Supplemental Report
___ (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHERB & CO., LLP

Certified Public Accountants

2700 N. Military Trail, Suite 200
Boca Raton, FL 33431
Tel: 561-939-1275
Fax: 561-826-8100
e-mail: info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
Principle Advisors, Inc.

We have audited the accompanying statement of financial condition of Principle Advisors, Inc. as of December 31, 2004, and the related statements of operations, changes in shareholders' equity and cash flows for the period commencing February 6, 2004 (date of inception) to December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Principle Advisors, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP

Boca Raton, Florida
March 18, 2005

Certified Public Accountants

PRINCIPLE ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

		2004
Cash	$	6,868
Due from clearing broker		25,235
Other assets		2,532
Clearing deposit		15,000
Property and equipment, net of accumulated depreciation of $1,609		53,199
Total assets	$	102,834

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	20,227
Commissions payable		17,020
Total liabilities		37,247
Shareholders' equity:		
Common stock, no par value; 50,000,000 shares authorized 5,000,000 shares issued and outstanding		101,632
Accumulated deficit		(36,045)
Total shareholders' equity		65,587
Total liabilities and shareholders' equity	$	102,834

See accompanying notes to financial statements.

PRINCIPLE ADVISORS, INC.
STATEMENT OF OPERATIONS
FROM FEBRUARY 6, 2004 (INCEPTION) THROUGH DECEMBER 31, 2004

	2004
Revenues:	
Commissions	$ 112,524
Interest	469
Total revenue	112,993
Expenses:	
Compensation and benefits	61,676
Clearing costs	7,406
Regulatory fees	24,924
Communication costs	4,446
Insurance costs	7,731
Professional fees	3,905
Other expenses	38,950
Total expenses	149,038
Net loss	$ (36,045)

See accompanying notes to financial statements.

PRINCIPLE ADVISORS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FROM FEBRUARY 6, 2004 (INCEPTION) THROUGH DECEMBER 31, 2004

| | Common Stock - No Par Value | | Accumulated | |
	Shares	Amount	Deficit	Total
Balance, January 1, 2004	-	$ -	$ -	$ -
Issuance of common stock - founders	5,000,000	101,632	-	101,632
Net loss	-	-	(36,045)	(36,045)
Balance, December 31, 2004	5,000,000	$ 101,632	$ (36,045)	$ 65,587

See accompanying notes to financial statements.

- 5 -

	2004
Cash flows from operating activities:	
Net loss	$ (36,045)
Adjustments to reconcile net loss to net cash used	
in operating activities:	
Depreciation expense	1,609
Changes in assets and liabilities:	
(Increase) decrease in:	
Due from clearing broker	(25,235)
Other assets	(2,532)
Clearing deposit	(15,000)
Increase (decrease) in:	
Accounts payable and accrued expenses	20,227
Commissions payable	17,020
Net cash used in operating activities	(39,956)
Cash flows from investing activities:	
Purchase of property and equipment	(4,808)
Cash flows from financing activities:	
Capital contributions	51,632
Net increase in cash	6,868
Cash, beginning of year	-
Cash, end of year	$ 6,868
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ -
Non-cash transactions affecting investing and financing activities:	
Contribution of Property and Equipment	$ 50,000

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Principle Advisors, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated in the State of New Jersey on February 6, 2004.

All customer accounts are cleared though Sterne, Agee & Leach.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

The Company generates commission income from sales and purchases of bonds on behalf of customers. Commissions are recorded on a trade date basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from five to seven years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in these financial statements.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $9,556 which was $4,556, in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 3.90 to 1.

PRINCIPLE ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 4 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company clears all of its proprietary and customer securities transactions through another broker-dealer on a fully disclosed basis. At no time is the Company in possession of customer funds.

The Company has a $25,235 receivable from their clearing organization at December 31, 2004 which consists primarily of net commissions due from customer trades.

As required by its clearing organization, a deposit of $15,000 exists at Stern, Agee & Leach.

NOTE 5 - PROPERTY AND EQUIPMENT

At December 31, 2004, property and equipment consisted of the following:

	Estimated Life		
Office Furniture	7 Years	$	20,774
Computer Equipment	5 Years		14,034
Office Equipment	5 Years		20,000
			54,808
Less: Accumulated Depreciation			(1,609)
		$	53,199

For the period ended December 31, 2004, depreciation expense amounted to $1,609.

NOTE 6 – SHAREHOLDERS' EQUITY

On June 1, 2004 the Company amended its articles of incorporation to increase the number of authorized shares to 50,000,000.

During the year the Company issued 5,000,000 shares of stock to its founders for a total of $51,632 in cash and $50,000 worth of property and equipment.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times, may exceed federally insured limits.

NOTE 8 – FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash, receivables, prepaid expenses, deposits and payables approximate fair value based on the short-term maturity of these instruments.

NOTE 9 – COMMITMENTS

On August 1, 2004, the Company entered into a fifteen–month lease for office space. Monthly base rental expense under this lease is approximately $1,300 plus the Company's share of the spaces operating expenses. The base rent increases 3.00% in year two. Rent expense for the period-ended December 31, 2004 was approximately $6,500.

Future minimum lease payments:

2005 $16,500

SUPPLEMENTARY INFORMATION

Net capital computation:

Total shareholder's equity	$	65,587
Deductions and/or charges:		
Non-allowable assets:		
Other asets		2,532
Property and equipment		53,199
Total non-allowable assets		55,731
Net capital before haircuts on securities positions		9,856
Haircuts on securities:		
Deposits		300
Total haircuts on securities		300
Net capital		9,556
Required minimum capital		5,000
Excess net capital	$	4,556

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$	37,247
Ratio of aggregate indebtedness to net capital		3.90 to 1

Reconciliation:

Net capital, per unaudited December 31, 2004 FOCUS report, as filed	$	9,556
Audit Adjustments		-
Net capital, per December 31, 2004 audited report, as filed	$	9,556

Principle Advisors, Inc. is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Sterne, Agee & Leach, Inc. on a fully disclosed basis.

Therefore, the following reports are not presented:

A)   Computation for Determination of Reserve Requirement under Rule 15c3-3.

B)   Information Relating to the Possession or Control Requirements under Rule 15c3-3.

SHERB & CO., LLP

2700 N. Military Trail, Suite 200
Boca Raton, FL 33431
Tel: 561-939-1275
Fax: 561-826-8100
e-mail: info@sherbcpa.com

Offices in New York and Florida

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To The Shareholders
Principle Advisors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Principle Advisors, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1)   Making quarterly securities examinations, counts, verifications and comparisons
2)   Recordation of differences required by rule 17a-13
3)   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boca Raton, Florida
March 18, 2005

Certified Public Accountants



PRINCIPLE ADVISORS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004